Monthly Performance Supplement (to Prospectus dated June 30, 2003)
            The date of this prospectus supplement is March 19, 2004
                        Filed pursuant to Rule 424(b)(3)
                              File No. 333-104317

[LOGO]
                  DEARBORN CAPITAL
                  MANAGEMENT, L.L.C.

                                                                 March 15, 2004


Dear Investor(s):
                           FEBRUARY PERFORMANCE UPDATE

February was a profitable month for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:

                                                                 2004
                                                FEBRUARY          YTD       % OF FUND      TOTAL NAV        NAV/UNIT
   GRANT PARK FUTURES FUND A UNITS                 7.33%         7.73%                      $43.7M         $1,286.345
   GRANT PARK FUTURES FUND B UNITS                 7.25%         7.59%                      $74.5M         $1,158.258
   Rabar Market Research (Div)                    10.25%        13.45%         33%
   EMC Capital Management (Classic)                8.12%         7.13%         29%
   Eckhardt Trading (Global)                       2.15%        -0.53%         12%
   Graham Capital Management (GDP)                 5.29%         5.75%         25%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

February gains were driven largely by the continued weakness in the U.S. Dollar, which contributed to our strong returns in base metals, grains, energy, currencies and fixed income. Our largest gains were in the following markets.

         COPPER: The base metal sector was profitable as a whole with the most notable gains attributed to the copper market as prices reached 8-year highs, rising 18% in February. Continued global demand, particularly in China, coupled with a decrease in warehouse supply levels, contributed to the continued strength.

         SOYBEANS COMPLEX: Soybeans rallied 15% this month and soybean oil was up 13% on the month amidst concerns over weaker than expected South American crops and continued growth in Chinese demand.

         ENERGY: Crude oil and related products rose amid a greater-than-anticipated decrease in U.S. gasoline inventories, leading to worries that supplies may be insufficient for meeting peak summer demand.

         BRITISH POUNDS: The British pound surged to its highest level against the U.S. dollar since 1992, reflecting expectations that the Bank of England would continue to raise interest rates in an attempt to combat inflation.

         FIXED INCOME: Global interest rate futures rose in response to comments by Alan Greenspan suggesting that an interest rate hike by the Federal Reserve was not imminent. Additionally, U.S. economic data released throughout the month continues to question the strength of the economic recovery.

Losses were incurred in British and Australian interest rate futures, which rose as part of the global rally in bonds following the release of a weaker than expected U.S. employment report. Additional losses were incurred in coffee, which fell amid an increase in available stockpiles. Further losses were incurred in the euro, which declined against the U.S. dollar. Key European officials attempted a "verbal intervention" aimed at slowing the euro's rise. This led to concerns that the European Central Bank could engage in an actual intervention by either selling the currency outright or cutting interest rates.

We would also like to notify you that we will be updating our June 30, 2003 Prospectus and Subscription Agreement with a new prospectus for use after April 1, 2004. Beginning on that date, subscriptions for additional units must be submitted only on the new form. Please contact our offices to request a copy of the Prospectus and Subscription Agreement when available.

Please also contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily Fund performance as well as weekly and monthly Fund performance with commentary. Other Fund statistics and information are also included. Please specify a user ID and password on your request. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.



Sincerely,

/s/Margaret Manning

Margaret Manning
Vice President

Enclosures


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
                 FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK
                     AND IS NOT SUITABLE FOR ALL INVESTORS
                      THIS DOES NOT CONSTITUTE AN OFFER OF
               ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

        PERFORMANCE HOTLINE: (312) 788-2272 OR TOLL FREE: (866) 516-1574
                   PERFORMANCE IS REPORTED ON A WEEKLY BASIS.
                       E-MAIL: FUNDS@DEARBORNCAPITAL.COM

                  GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
                               ACCOUNT STATEMENT
                      (PREPARED FROM BOOKS WITHOUT AUDIT)
                              FOR THE MONTH ENDED
                               FEBRUARY 29, 2004

____________________________________________________________________________________________________________________________________
 STATEMENT OF INCOME
                                                           MONTH             YEAR TO DATE            MONTH             YEAR TO DATE
                                                         (A UNITS)            (A UNITS)            (B UNITS)             (B UNITS)
 TRADING INCOME (LOSS):                                   IN US $              IN US $              IN US $               IN US $
 Realized Trading Income (Loss)                          957,931             1,576,593            1,627,540             2,434,644
 Change in Unrealized Income (Loss)                    3,143,639             3,020,536            5,341,096             5,180,496
 Brokerage Commissions                                   (28,407)              (59,717)             (48,265)              (89,112)
 Exchange, Clearing Fees and NFA charges                  (3,560)               (6,074)              (6,048)               (9,327)
 Other Trading Costs                                         (26)                  (60)                 (44)                  (88)
 Change in Accrued Commissions                           (16,468)              (23,908)             (27,979)              (37,683)
                                             ______________________________________________________________________________________
   NET TRADING INCOME (LOSS)                           4,053,109             4,507,370            6,886,300             7,478,930
                                             ______________________________________________________________________________________
 OTHER INCOME:
 Interest, U.S. Obligations                                6,561                 9,315               11,147                14,740
 Interest, Other                                          18,768                42,208               31,887                62,466
                                             ______________________________________________________________________________________
   TOTAL INCOME (LOSS)                                 4,078,438             4,558,893            6,929,334             7,556,136
                                             _____________________________________________________________________________________
 EXPENSES:
 Management Fees
 Incentive Fees                                          759,833               863,056            1,290,968             1,425,632
 Operating Expenses                                       28,094                51,734               47,733                78,573
 O&O Expenses                                              3,746                 6,898               57,279                94,287
 Brokerage Expenses                                      247,230               455,258              420,048               691,441
 Illinois Replacement Tax                                 44,930                46,459               76,337                78,332
                                             _____________________________________________________________________________________
   TOTAL EXPENSES                                      1,083,833             1,423,405            1,892,365             2,368,265
                                             _____________________________________________________________________________________
      NET INCOME (LOSS)                                2,994,605             3,135,488            5,036,969             5,187,871
                                             _____________________________________________________________________________________
                                             _____________________________________________________________________________________
------------------------------------------------------------------------------------------------------------------------------------
 STATEMENT OF CHANGES IN NET ASSET VALUE
 Beginning Balance                                    37,128,398            33,412,619            48,868,245           34,005,423
 Additions                                             3,744,102             7,674,318            20,574,819           35,286,739
 Net Income (Loss)                                     2,994,605             3,135,488             5,036,969            5,187,871
 Redemptions                                            (191,272)             (546,592)
                                             _____________________________________________________________________________________
 BALANCE AT FEBRUARY 29, 2004                         43,675,833            43,675,833            74,480,033           74,480,033
                                             _____________________________________________________________________________________
                                             _____________________________________________________________________________________
 Total Units Held at End of The Period                                    33,953.46494                               64,303.50798
 Net Asset Value Per Unit                                                    1,286.345                                  1,158.258
 Rate of Return                                             7.33%                 7.73%                 7.25%                7.59%
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

                   TO THE BEST OF MY KNOWLEDGE AND BELIEF THE
             INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

                               s/David Kavanagh

                            DAVID KAVANAGH, PRESIDENT

                      FOR DEARBORN CAPITAL MANAGEMENT, LLC
         GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP